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                          May 16, 2022

       Eric Gebhard
       Chief Executive Officer and Treasurer
       World Omni Auto Leasing LLC
       250 Jim Moran Boulevard
       Deerfield Beach, Florida 33442

                                                        Re: World Omni Auto
Leasing LLC
                                                            World Omni LT
                                                            Registration
Statement on Form SF-3
                                                            Filed May 5, 2022
                                                            File Nos.
333-264720 and 333-264720-01

       Dear Mr. Gebhard:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Kayla
Roberts at 202-551-3490 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Structured Finance